FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)
2.	Nomura Announces Proposals for Amendments to Articles of Incorporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 19, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

Tokyo, May 19, 2010—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board* has finalized the details of the issuance of Stock Acquisition Rights (“SARs”) as outlined below.

*	The Executive Management Board consists of the CEO, COO, Business Division CEOs and any other executive officers nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of SARs. Moreover, the grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.

1.	SARs to be Issued

1.1	SARs No. 40 (for directors, executive officers and employees of the Company and subsidiaries of the Company)

1.2	SARs No. 41 (for directors, executive officers and employees of the Company and subsidiaries of the Company)

1.3	SARs No. 42 (for directors, executive officers and employees of the Company and subsidiaries of the Company)

SARs No. 40, No. 41 and No. 42 will be issued in accordance with Articles 236, 238 and 240 of the Companies Act of Japan.

2.	Reasons for Issuance of SARs

The Exercise Price of SARs No. 40, No. 41 and No. 42 will be one (1) yen per share and will be granted to directors, executive officers and employees of the Company and subsidiaries of the Company in lieu of a portion of cash compensation.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year (SAR No. 40), two years (SAR No. 41) and three years (SAR No. 42) from the issuance resolution date (today).

The Financial Stability Board, a forum of global financial regulators, has issued the “Principles for Sound Compensation Practices” which recommends a deferral period of three or more years with no faster than a pro rata vesting for such deferred compensation. In line with this guidance, the Company will issue SARs No. 40, 41 and 42 as deferred compensation with such deferral period.

By restricting the exercise of the rights after they are granted, the SARs are expected to have the following benefits.

1.	Retain talented personnel for longer terms by introducing deferred payment rather than paying compensation entirely in cash.

2.	Align the interests of directors, executive officers and employees with those of shareholders by reflecting changes in shareholder value in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for executive officers and employees working in different business divisions and regions.

3.	Number of SARs and Grantees

SARs to be Granted to Directors and Executive Officers of the Company

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs
SARs No. 40	8	3,853	385,300
SARs No. 41	8	3,849	384,900
SARs No. 42	8	3,847	384,700

SARs to be Granted to Employees, etc.

	Employees of the Company			Directors, Executive Officers and Employees of the Company’s Subsidiaries
	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs
SARs No. 40	21	16,747	1,674,700	739	194,460	19,446,000
SARs No. 41	21	16,743	1,674,300	738	192,879	19,287,900
SARs No. 42	21	16,735	1,673,500	737	192,500	19,250,000

The above figures are projected numbers. Should the number decrease due to grantees not applying or other reasons, the revised number of SARs will be issued.

Summary of SARs

	SARs No. 40	SARs No. 41	SARs No. 42
1. Grantees	Total of 768 directors, executive officers and employees of the Company and subsidiaries of the Company	Total of 767 directors, executive officers and employees of the Company and subsidiaries of the Company	Total of 766 directors, executive officers and employees of the Company and subsidiaries of the Company

2. Total Number of SARs	215,060	213,471	213,082

3. Value of Assets to be Rendered upon the Exercise of SARs, or the Method for Calculating Such Value	One (1) yen per share.

4. Type and Number of Shares Under a SAR	The number of shares under a SAR shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a SAR will be adjusted according to a method separately prescribed by the Company.

5. Paid-in Amount for SARs, or the Method for Calculating Such Value	No payment shall be required for SARs.

6. Period for the Exercise of SARs	May 25, 2012 to May 24, 2018	May 25, 2013 to May 24, 2018	May 25, 2014 to May 24, 2018

7. Conditions for the Exercise of SARs

1.      No SAR may be exercised partially.

2.      The Grantee must maintain a position as an executive or employee of the Company or a subsidiary of the Company during the period between the granting of the SARs and the commencement of the Exercise Period. Except for the event of certain circumstances prescribed separately such as mandatory retirement, SARs are extinguished if the Grantee loses a position as executive or employee of the Company or a subsidiary of the Company.

3.      There must be no grounds for dismissal of the Grantee by suggestion or disciplinary procedures at the time of Exercise in accordance with the Employment Regulations of the Company or the Company’s subsidiaries.

4.      Notwithstanding the provision of section 6 above, if the Grantee satisfies the conditions prescribed separately such as the Grantee’s death, the Grantee or the Grantee’s successor may exercise the SARs upon the occurrence of the event.

	SARs No. 40	SARs No. 41	SARs No. 42
8. Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of SARs

1.      Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

2.      Capital Reserve to be Increased

Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.

9. Events for the Acquisition of SARs by the Company	In the event that all shares of the Company’s common stock are transferred to a party other than the Company or the meeting of the Company’s shareholders approves a merger agreement or a share exchange agreement where the Company is a party, the Company may acquire SARs on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

10. Restriction of Acquisition of SARs by Assignment	Any assignment of SARs shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11. Treatment of SARs under Organizational Restructuring	The same shall apply as described in 9.

12. Grant Date of SARs	June 7, 2011

13. Certificate of SARs	The Company shall not issue any SAR certificate.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	+ 81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs approximately 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

Nomura Announces Proposals for Amendments to Articles of Incorporation

Tokyo, May 19, 2011—Nomura Holdings, Inc. (“the Company”) today announced that its board of directors resolved to submit proposals for amendments to the Company’s Articles of Incorporation to the 107th Annual Meeting of Shareholders to be held on June 28, 2011.

1.	Reason for Amendments to Articles of Incorporation

(1)	Responding to Basel III Capital Adequacy Requirements

With the aim of preventing the reoccurrence of a financial crisis, the Basel Committee on Banking Supervision, an institution comprised of financial regulators from various major industrialized countries, has agreed to set higher and better-quality capital requirements applicable to global financial institutions (i.e., Basel III). Specifically, there will be a requirement to maintain a certain percentage of common equity capital (i.e. common shares and retained earnings) of risk assets, an increase in the minimum capital adequacy ratio and stricter standards on what can be included into capital.

In order to be included as capital under Basel III, preferred shares or subordinated debt must be designed with a provision in the relevant terms of issuance allowing for the security to be written-down or converted into common equity in the event deemed necessary by the relevant authority (a “supervisory trigger”).

The Company would like to take this opportunity to amend its Articles of Incorporation to respond to these Basel III capital adequacy requirements. The proposal is to add a provision that would make it possible to attach conditions to the issuance of each class of preferred stock allowing for compulsory conversion into common shares in the event of a supervisory trigger or other specified conditions. No other changes to the provisions concerning preferred shares are proposed at this time.

The Basel III rules will be phased in from January 2013 and take full effect in 2019. As it is not yet possible to determine the specific details of the shares that can be issued in this respect, the Company does not intend to issue securities attached with a conversion trigger at this time. Any evaluation of such issuances in the future will reflect regulatory announcements on the specific requirements for implementation.

(2)	Additions to Business Purpose

Nomura Group intends to proactively advocate a broad range of initiatives related to the economy, financial and capital markets, and infrastructure. The proposal is to add in the necessary amendments to expressly provide for these in the Articles of Incorporation.

(3)	Procedures/Adaptability

(a)	Chairman of Shareholders’ Meetings

In order to maintain flexibility in conducting shareholders’ meetings, the requirement for the President & CEO of the Company to act as chairman at meetings of the shareholders shall be amended to allow for any director or executive officer designated by the Board of Directors in advance to assume such role.

(b)	Record Date for Holders of Class Shares

The proposal is to set a record date for meetings of class shareholders in order to accommodate convocation procedures for meetings of class shareholders.

(c)	Executive Officers with Titles

Regarding the organization of executive officers with titles, the proposal is to make the necessary changes to in order to allow for an adaptable management system.

2.	Proposed amendments to the Articles of Incorporation

(Proposed changes underlined)
Current	Proposed Amendment

CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS

Article 2. (Purpose)

1.       The purpose of the Company shall be, by means of holding shares, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

Article 2. (Purpose)

1.       The purpose of the Company shall be, by means of holding shares or similar interests, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

(1) Financial instruments business prescribed in the Financial Instruments and Exchange Act;	(1) Financial instruments business prescribed in the Financial Instruments and Exchange Act;
(2) Banking business prescribed in the Banking Act and trust business prescribed in the Trust Business Act; and	(2) Banking business prescribed in the Banking Act and trust business prescribed in the Trust Business Act; and
(3) Any other financial services and any business incidental or related to such financial services.	(3) Any other financial services and any business incidental or related to such financial services.
[new addition]

(4)     Other than as prescribed in the Items above, any other business ancillary or related to survey and research in connection with the economy, financial or capital markets, or infrastructure or undertaking the outsourcing thereof.

2. [omitted]	2. [no change]

Current	Proposed Amendment

CHAPTER III PREFERRED SHARES	CHAPTER III PREFERRED SHARES
Article 18. (Conditions for Redemption) 1. [omitted] 2. [omitted] [new addition]

Article 18. (Conditions for Redemption)

1.       [no change]

2.       [no change]

3.       With respect to Class 1 preferred stock, Class 2 preferred stock, Class 3 preferred stock or Class 4 preferred stock, upon the occurrence of certain events specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors (including the event that the Company’s capital adequacy ratio or other measure of regulatory capital falls below a pre-determined threshold, and/or the event that a supervisory agency (or an equivalent body) determines that a write-down, capital injection by a public institution or other equivalent action is necessary for the Company) prior to the issuance of the relevant class of preferred stock, the Company shall redeem in whole or in part any such preferred shares issued with such conditions. In such event, the Company shall, deliver common shares of the Company to each relevant Preferred Shareholder in exchange for such preferred shares, in a number determined prior to the issuance of the such preferred shares by a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors, considering the subscription price of the preferred shares, the market value of the Company’s common stock and market conditions. An upper limit for the common stock to be delivered in exchange for the relevant preferred shares may also be set pursuant to such resolution or determination. In the event that the number of common shares to be delivered in exchange for the Company’s redemption of such preferred shares includes a fraction less than one (1) share, that fraction shall be handled pursuant to Article 234 of the Companies Act.

Current	Proposed Amendment

CHAPTER IV MEETINGS OF SHAREHOLDERS	CHAPTER IV MEETINGS OF SHAREHOLDERS

Article 24. (Chairman of Meetings)

President & Chief Executive Officer shall act as chairman of a meeting of shareholders; provided, however, that when President & Chief Executive Officer is unable so to act, one of the other representative executive officers shall take his/her place in accordance with the order of priority predetermined by a resolution of the board of directors.

Article 24. (Chairman of Meetings)

A director or executive officer designated in advance by the board of directors shall act as the chairman of a meeting of shareholders; provided, however, that when the relevant director or executive officer is unable to so act, another person shall take his/her place in accordance with the order of priority predetermined by a resolution of the board of directors.

Article 27. (Meetings of Class Shareholders)

1.       [omitted]

2.       [omitted]

3.       The provisions of Article 21, Paragraph 2 and Articles 23 through 25 herein shall apply mutatis mutandis to the meetings of class shareholders.

Article 27. (Meetings of Class Shareholders)

1.       [no change]

2.       [no change]

3.       The provisions of Article 21, Paragraph 2 and Articles 22 through 25 herein shall apply mutatis mutandis to the meetings of class shareholders.

CHAPTER VII EXECUTIVE OFFICERS	CHAPTER VII EXECUTIVE OFFICERS

Article 39. (Representative Executive Officers and Executive Officers with Special Titles)

1. [omitted]

2. The Company may, by a resolution of the board of directors, appoint one (1) President & Chief Executive Officer, one (1) or more Deputy Presidents, Executive Vice Presidents and Senior Corporate Managing Director.

Article 39. (Representative Executive Officers and Executive Officers with Special Titles)

1. [no change]

2. The Company may, by a resolution of the board of directors, appoint one President, one Chairman and one or more Vice Chairmen, Deputy Presidents or alternatively titled officers from among its executive officers.

3.	Schedule

Annual Meeting of Shareholders:	June 28, 2011 (planned)
Effective date of Amendment:	June 28, 2011 (planned)

Ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	+ 81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs approximately 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.